December 19, 2019

Yusheng Han
Director and Chief Executive Officer
Burning Rock Biotech Ltd
601, 6/F, Building 3, Standard Industrial Unit 2
No. 7, Luoxuan 4th Road
International Bio Island, Guangzhou, 510005
Peoples Republic of China

       Re: Burning Rock Biotech Ltd
           Draft Registration Statement on Form F-1
           Submitted November 4, 2019
           CIK No. 0001792267

Dear Mr. Han:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to DRS Form F-1 filed on December 9, 2019

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 2 and the presentation of your business as
       "China's number one NSG-based cancer therapy selection company." Please revise to clearly state the basis for this performance claim or revise to state that this claim is management's belief. Additionally, please balance your summary presentation by providing equally prominent disclosure in your "Overview" section about the competitive, regulatory and technical challenges you face.
 Yusheng Han
Burning Rock Biotech Ltd
December 19, 2019
Page 2
Management's Discussion and Analysis
Results of Operations, page 79

2. We note the interim financial information for the nine months ended September 30, 2018 is unaudited. When this unaudited financial information is presented alongside your audited financial statements, please revise the filing in each instance to clearly label the column for the September 30, 2018 period as "unaudited".
Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018
Revenues, page 80

3. We note from page F-72 that breakage income of RMB13,574 recognized during the nine months ended September 30, 2019 significantly impacted your results of operations for that period. Please revise MD&A to describe how this material change impacted your results of operations, including revenue, gross profit and net income. Refer Item
      303(b)(2) of Regulation S-K.
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameYusheng Han
                                                            Division of
Corporation Finance
Comapany NameBurning Rock Biotech Ltd
                                                            Office of Life
Sciences
December 19, 2019 Page 2
cc:       Shuang Zhao , Esq.
FirstName LastName